Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for April 2017

PANAMA CITY, Panama, May 19, 2017 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for April 2017:

Operating Data	Apr 2017	Apr 2016	% Change (YOY)	YTD 2017	YTD 2016	% Change (YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,865.0	1,754.1	6.3%	7,671.3	7,320.0	4.8%
RPM (mm) (2)	1,554.8	1,334.7	16.5%	6,286.5	5,641.4	11.4%
Load Factor (3)	83.4%	76.1%	7.3p.p.	81.9%	77.1%	4.9p.p.

1.	Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.	Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.	Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of April 2017, Copa Holdings' system-wide passenger traffic (RPMs) increased 16.5% year over year, while capacity (ASMs) increased 6.3%. As a result, system load factor for April 2017 was 83.4%, a 7.3 percentage point increase when compared to April 2016.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:	Raúl Pascual – Panamá Director – Investor Relations (507) 304-2774